July 1, 2016

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn:	Division of Corporation Finance,

Re:	RC-1, Inc. Amendment No. 1 to the Registration Statement on Form S-1 Filed June 16, 2016
File No. 333-210960

Dear Ladies and Gentlemen:

At the request of RC-1, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter June 29, 2016 from Susan Block, Attorney-Advisor to Kevin P. O'Connell, Chief Executive Officer of the Company, relating to Amendment No. 1 to the registration statement on Form S-1 of the Company filed with the Commission on June 16, 2016 (the “Registration Statement”).  We have filed simultaneously Amendment No. 2 to the Registration Statement and have attached a marked copy of such Amendment No. 2 indicating the changes that the Company has made to the Registration Statement.

The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1. We note your response to our prior comment 2 and reissue. Please include the dealer prospectus delivery obligation on the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-K. In this regard, we note that you have included this obligation on the registration statement cover page rather than the outside back cover page of the prospectus.

Response

Registrant has added a "Back Page" with the appropriate language

2. We note your response to our prior comment 17 and that you deleted the heading “Certain Relationships and Related Party Transactions.” Please revise the prospectus to include a section which discloses the information required by Item 404 of Regulation S- K.

Response

A new Certain Relationships and Related Party Transactions section has been added.

Selling Stockholders, page 30

3. We note your response to our prior comment 19 and reissue in part. Please briefly explain the transactions from which the selling shareholders received the shares. Please include the date of the transactions, the amount of shares sold, and the price the shareholders paid for the shares. In the alternative, please tell us if it is a transaction or transactions reported in Part II. Item 15 under “Recent Sales of Unregistered Securities,” at page II-1, and tell us which transactions.

Response

The prospectus has been amended in accordance with the Staff's comment.

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Plan of Distribution, page 31

4. We note your response to our prior comment 21 and reissue in part. Please revise to clarify here that the selling shareholders will sell their shares at a fixed price of $.15 per share until quoted on the OTC Bulletin Board’s OTCQB and thereafter at prevailing market prices or privately negotiated prices. In this regard, please delete the fifth sentence of this first paragraph in this section that says “Because there is currently no public market for our common stock, the selling shareholders will sell their shares of our common stock at prevailing market prices or privately negotiated prices.”

Response

The prospectus has been amended in accordance with the Staff's comment.

Signatures, page II-4

5. We note that Ms. Austin has signed as a director. Please reconcile with your disclosure elsewhere in the registration statement that Mr. O’Connell is your sole director.

Response

The prospectus has been amended in accordance with the Staff's comment. Ms Austin has not executed as a director.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group.

By: /s/ Brad Bingham

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